July 22, 2025

VIA EDGAR

Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Acceleration Request for Nuburu, Inc. Registration Statement on Form S-1, as amended by Amendment Nos. 1 and 2 (File No. 333-287867)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, Nuburu, Inc. respectfully requests that the effective date for the above captioned registration statement on Form S-1 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:30 p.m. Eastern Time on July 24, 2025, or as soon thereafter as is practicable.

Should you have any questions regarding the Registration Statement, please contact Amy Bowler at (303) 290-1086.

Very truly yours,

Nuburu, Inc.

/s/ Alessandro Zamboni
Name: Alessandro Zamboni
Title: Executive Chairman

cc: Amy Bowler, Esq.